September 15, 2025

Jeffrey Magids
Vice President and Chief Financial Officer
Berry Corp
16000 Dallas Parkway, Suite 500
Dallas, Texas 75248

       Re: Berry Corp
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed March 13, 2025
           File No. 001-38606
Dear Jeffrey Magids:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation